Mail Stop 4561

April 29, 2009

Mr. Steven L. Fradkin
Executive Vice President and Chief Financial Officer
Northern Trust Corporation
50 South LaSalle Street
Chicago, Illinois 60603

> **Re:** **Northern Trust Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2009**
> **Filed April 24, 2009**
> **File No. 0-05965**

Dear Mr. Fradkin:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Managements Discussion and Analysis of Financial Condition and Results of Operations

Personal Financial Services - Net Interest Income, page 35

1. Tell us in greater detail the nature of the "changes to the management accounting system methodologies relating to the application of funds transfer pricing and the allocation of capital" which impacted the amount of net interest income recorded during 2008.

Risk Management – Provision and Reserve for Credit Losses, page 53

2.   Tell us in greater detail how the how the allowance for loan loss methodology, in 2008, was modified to better align loss reserves with the related credit risk. In your response, address more specifically how this methodology differs from the methodology utilized in previous periods.

Notes to Consolidated Financial Statements

Note 4 – Securities

Auction Rate Securities Purchase Program, page 72

3.   We note the repurchase of auction rate securities (i.e. ARS') during the 4th quarter of fiscal 2008 under a self-initiated program. Tell us and disclose in future filings, the dollar amount of ARS' repurchased under this program. While we note you disclose that you believe these purchases were substantially complete in the fourth quarter, please disclose in future filings the specific nature, terms and business purpose(s) should they become material in any future period.

Securities with Unrealized Losses, page 73

4.   Regarding the available for sale asset-backed securities which have been in an unrealized loss position for more than 12 months, please address the following:

- Provide us with your OTTI analysis of these securities that identifies all available evidence, explains the relative significance of each piece of evidence, and identifies the primary evidence on which you rely to support a realizable value equal to or greater than the carrying value of the investment. Specifically identify those securities considered below investment grade at year-end. Additionally, tell us if you considered all available evidence, including information received after year-end, affecting the projected cash flows as of the period end (rating agency downgrades subsequent to year-end);
- Explain the reasons for the fair value declines and tell us how you considered this information in your impairment analysis; and
- Tell us the specific authoritative literature you used to support your accounting treatment.

This information should take into consideration the quarterly period ended March 31, 2009.

Note 14 – Stockholders' Equity

U.S. Treasury Capital Purchase Plan, page 78

5.   Please tell us and revise your future filings to more clearly discuss the following
        regarding your issuances of preferred stock and warrants to the U.S. Treasury:

        • How you determined the fair value of the preferred stock and the common
          stock warrants;
        • The market rate (discount rate) used when deriving the fair value of the
          preferred stock; and
        • The methodology and assumptions used to calculate the fair value of the
          common stock warrants.

Note 21- Income Taxes, page 82

6.   We note your disclosures related to certain structured leveraged lease
        transactions, the August 2008 IRS' settlement offer, and your decision not to
        accept this offer. We also note that based upon this settlement offer, you have
        revised your estimates regarding the likely outcome of leveraged leasing tax
        positions and specifically this includes an increase in taxes over the life of certain
        of the leveraged leases.   Please address the following:

        • We note that the amount included in unrecognized tax benefits related to
          leveraged leasing increased to $292 million as of December 31, 2008,
          however we are unclear how this settlement offer specifically changed this
          estimate and other related estimates detailed in this footnote for 2008;
        • Tell us whether you believe it is "more likely than not" that your position will
          be sustained in any potential future appeal, if applicable, based upon IRS'
          recent settlement offer and previously successful challenges of these
          transactions. Further explain how your decision not to accept the settlement
          offer impacted your decision making process in this area. Additionally, please
          tell us how your facts and circumstances are different from the IRS' ruling (if
          true) or why you believe your current accounting treatment is correct; and
        • Please reference consideration given to guidance in SFAS 109, FIN 48 and
          other authoritative literature as necessary in your response to support your
          accounting.

Note 26 – Derivative Financial Instruments

Risk Management Derivative Instruments – Not Designated as Hedges, page 94

7.   Please revise your disclosures in future filings to provide the following additional
        disclosures required by paragraph 5 of FSP-SFAS 133-1 and FIN 45-4 as it relates
        to your credit default swaps:

- The nature of the credit derivative;
- The maximum potential amount of future payments (even if likelihood of payment is remote); and
- The nature of any recourse provisions or collateral.

Note 28 - Variable Interest Entities, page 95

8.   We note that during 2008, although not obligated to do so, the Corporation decided to take certain actions to provide support under both the Capital Support Agreements and for the securities lending clients. Please tell us and revise your future filings to provide the following additional information:

- Explain in more detail the certain actions that were taken and why the actions were taken if you were not obligated to take such actions; and
- Explain how you determined the amount of the charges that were incurred under each of these arrangements.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Balance Sheet, page 38

9.   We note you disclosure regarding tangible common equity. This ratio appears to be a non-GAAP measure as defined by Regulation G and Item 10(e) of Regulation S-K as it is not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you plan to provide this non-GAAP measure (or related ratios, if any) in the future, the staff notes the following:

- To the extent these measures are disclosed in future filings with the Commission, you should comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the measures as non-GAAP measures and complying with all of the disclosure requirements.
- To the extent that you plan to disclose these ratios in future Item 2.02 Form 8-Ks, you should provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K.
- To the extent you disclose or release publicly any material information that includes a non-GAAP measure, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide a reconciliation to the most closely comparable GAAP measure.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 or me at (202) 551-3492 if you have any questions regarding the above comments.

Sincerely,

John P. Nolan
Sr. Asst. Chief Accountant